PROFIT PARTICIPATION AGREEMENT

        THIS PROFIT PARTICIPATION AGREEMENT (the “Agreement”) is entered into as of December 1, 2000, by and between Senior-Inet, Inc., a Colorado corporation (‘Buyer”), and Stan Mingus (“Seller”), sole proprietor of Senior-Inet (the “Company”’).

W I T N E S S E T H:

        WHEREAS, the Company provides an Internet site dedicated to the interests of senior citizens;

        WHEREAS, Buyer and Seller entered into a Business Purchase Agreement on December 1, 2000 wherein Buyer agreed to buy and Seller agreed to sell the business of the Company in exchange for cash and a portion of the Company’s pre-tax profits.

        NOW, THEREFORE, in consideration of the mutual promises of the parties, in reliance on the representations, warranties, covenants and conditions contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1.	Profit Participation. Buyer agrees to pay, as part of the Purchase Price of the Company as defined in the Business Purchase Agreement, $32,000 if and only if the Company’s gross revenues equal or exceed $400,000 in any consecutive twelve-month period during the term of this Agreement. Payment of the Profit Participation portion of the Purchase price will be made in cash to Seller ten days after the end of the accounting period wherein gross revenue equal or exceed $400,000.

2.	Term of Agreement. This Agreement shall begin upon Closing and will be for a term of three years. If gross revenues have not exceed $400,000 in twelve consecutive months during the three year term of this Agreement. Purchase shall have no further obligation to Seller and this Agreement will terminate without liability or obligation of the parties to one another.

3.	Definition of Gross Revenues. Gross revenues shall be determined pursuant to generally accepted accounting principles and shall include revenues from operations but exclude capital contributions and borrowed funds.

4.	Closing. The consummation of the transactions contemplated by this Agreement and the Business Purchase Agreement (the “Closing”) shall take place on December 1, 2000 at 10:00 a.m., Mountain Time (the “Closing Date”) or upon completion of an audit of Seller’s books and records, whichever event occurs last, at the principal offices of Buyer in Lakewood, Colorado, or such other time and place as Buyer and Seller shall mutually agree.

5.	Waivers. The rights and remedies under this Agreement shall be cumulative and not exclusive of any rights or remedies which the parties would otherwise have. No failure or delay in exercising any right shall operate as waiver of such right. Any waiver or indulgence granted shall not constitute a modification of this Agreement, except to the extent expressly provide in such waiver or indulgence, or constitute a course of dealing at variance with the terms of the Agreement such as to require further notice of the intent to require strict adherence to the terms of the Agreement in the future. Any such actions shall not in any way affect the ability of the parties, in their discretion, to exercise any rights available to them under this Agreement.

6.	Counterparts. This Agreement may be executed in any number of identical counterparts. each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

7.	Governing Law; Binding Effect. This Agreement each of the other Documents have been delivered to and shall be deemed to have been made in Denver, Colorado, and shall be interpreted, and the rights and liabilities of the parties hereto shall for all purposes be governed by and construed and enforced without giving effect to the principles of conflicts of law, in accordance with the laws of the State of Colorado applicable to agreements executed, delivered and performed within such State.

8.	Headings. Headings used in this Agreement are for convenience only and shall not be used in connection with the interpretation of any provision hereof.

9.	Amendments and Waiver. Neither this Agreement nor any term hereof may be amended orally, nor may any provision hereof be waived orally but only by an instrument in writing signed by the parties hereto.

10.	Entire Agreement. Except as otherwise expressly provided herein, this Agreement and the other documents described or contemplated herein embody the entire agreement and understanding among the parties hereto and thereto and supersede all prior agreements and understandings relating to the subject matter hereof and thereof.

11.	Drafting Party. The Agreement expresses the mutual intent of the Buyer and Seller. Accordingly, regardless of the party preparing any document, the rule of construction against the drafting party shall have no application to this Agreement.

12.	Assignment. This agreement shall be binding on the Purchaser its assigns, purchasers or transferees and shall inure to the benefit of the purchaser irrespective of his disability of death.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused it to be executed by their duly authorized officers as of the day and year first above written

STAN MINGUS                                                                                                      SENIOR-INET, INC.

/s/ Stan Mingus                                                                                                          /s/ Steve Sinohui
                                                                                                                                 By: Steve Sinohui, President

LIST OF SCHEDULES

SCHEDULE NUMBER                                                                                  DESCRIPTION

1.1(a)	Description of Facilities
1.4	Copy of Promissory Note
1.5	Allocation of Purchase Price
2.2(b)	Assumption of Liabilities
2.3(a)	Bill of Sale
2.8	List of Employees Employed by Buyer
3.4	Financial Statements
3.8	Unpaid Taxes at Closing
3.10	Material Contracts
3.13	Accounts Receivable
3.14	Accounts Payable
3.15	Salaried Employees
3.16	Intellectual Property
3.17	Related Party Transactions
7.3	Opinion of Seller’s Counsel
7.9	List of Liabilities Requiring Extension Agreements